UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           SUN-TIMES MEDIA GROUP, INC.
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                                (Name of Issuer)


                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                    86688Q100
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                                 (CUSIP Number)


                               G. WESLEY VOORHEIS
                            AUTHORIZED REPRESENTATIVE
                                 HOLLINGER INC.
                       120 ADELAIDE STREET WEST, SUITE 512
                                TORONTO, ONTARIO
                                 CANADA M5H 1T1
                                 (416) 363-8721
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 11, 2007
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  86688Q100


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      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).                               Hollinger Inc.
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      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) _______                          (b)_______
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      3. SEC Use Only

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      4. Source of Funds (See Instructions)                             OO

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      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)                                                   [_]
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      6. Citizenship or Place of Organization                        Canada

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               7. Sole Voting Power                             2,166,979

Number of     ------------------------------------------------------------------
Shares         8. Shared Voting Power                          13,605,944
Beneficially
Owned by      ------------------------------------------------------------------
Each           9. Sole Dispositive Power                        2,166,979
Reporting
Person With   ------------------------------------------------------------------
              10. Shared Dispositive Power                     13,605,944

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     11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               15,772,923
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     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                             [_]
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     13. Percent of Class Represented by Amount in Row (11)             19.7%

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     14. Type of Reporting Person (See Instructions)                    CO/HC

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
                                                                    Page 3 of 10


CUSIP No.  86688Q100


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      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).                               4322525 Canada Inc.
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) _______                          (b)_______
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      3. SEC Use Only

--------------------------------------------------------------------------------
      4. Source of Funds (See Instructions)                             OO

--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)                                                   [_]
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      6. Citizenship or Place of Organization                        Canada

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               7. Sole Voting Power                             13,605,944

Number of     ------------------------------------------------------------------
Shares         8. Shared Voting Power
Beneficially
Owned by      ------------------------------------------------------------------
Each           9. Sole Dispositive Power                        13,605,944
Reporting
Person With   ------------------------------------------------------------------
              10. Shared Dispositive Power

--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               13,605,944
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     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                             [_]
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     13. Percent of Class Represented by Amount in Row (11)             17.0%

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     14. Type of Reporting Person (See Instructions)                    CO/HC

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                                                                    Page 4 of 10




      This Schedule 13D, Amendment No. 1, amends and restates in its entirety Items 2, 4, 5 and 7 of the Schedule 13D of the Reporting Persons filed on February 14, 2007 (including this Amendment No. 1, the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.     IDENTITY AND BACKGROUND.

      This Statement is being filed by Hollinger Inc. ("Hollinger") and 4322525 Canada Inc., an indirect wholly-owned subsidiary of Hollinger ("Canada Co", and together with Hollinger, the "Reporting Persons").

      Each of Hollinger and Canada Co is a corporation incorporated under the laws of Canada and each such corporation is a holding company whose principal asset is its equity interest in the Issuer, a newspaper publisher whose assets include the Chicago Sun-Times, a large number of community papers in the Chicago area and a portfolio of new media investments.

      The principal business address for each Reporting Person is 120 Adelaide Street West, Suite 512, Toronto, Ontario, Canada M5H 1T1.

      The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Persons are listed on Schedule I hereto (the "Schedule I Persons").

      During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors listed on Schedule I, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.     PURPOSE OF TRANSACTION.

      Hollinger has submitted to the Issuer a letter, dated June 11, 2007 (the "Letter"), indicating, among other things, that Hollinger will nominate two members to the Board of Directors of the Issuer and furnish to the Issuer the names of its nominees shortly. A copy of the Letter is filed as Exhibit 14 hereto, and is incorporated herein by reference. As of the date hereof, none of the current members of the Board of Directors of the Issuer were nominated by the Reporting Persons.

      On an on-going basis, the Reporting Persons expect to consider and evaluate the alternatives available with respect to their investment in the Issuer to enhance and maximize value for all shareholders and other stakeholders of Hollinger (which alternatives may include proposing other changes to the Board of Directors of the Issuer (other than with respect to the Special Committee of the Board of Directors) and seeking further representation on the Board of Directors of the Issuer). The Reporting Persons have in the past engaged, and may from time-to-time in the future engage, in discussions with the management and other representatives of the Issuer, as well as other shareholders of the Issuer, regarding the Issuer's business and operations, the Issuer's strategic plan and other matters.

      Other than as set forth herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). However, each of the Reporting Persons reserves the right to change its plans or intentions at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. To the Reporting Persons' knowledge, any of the Schedule I Persons may make the same evaluations and reserve the same rights.

ITEM 5.     INTERESTS IN THE SECURITIES OF THE PURCHASER.

The Reporting Persons
---------------------

(a) The responses set forth on rows 11 through 13 of the cover pages of this Statement are incorporated herein by reference. The percentages set forth in such responses are based on 80,253,369 shares of Class A Common Stock as reported in the Issuer's proxy statement on Schedule 14A filed with the Commission on May 14, 2007, and includes (i) 65,263,369 outstanding shares of Class A Common Stock and (ii) 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock.

      The aggregate amount of shares beneficially owned by Hollinger, as set forth on row 11 of the applicable cover page of this Statement, is comprised of the following:

            (i) 782,923 shares of Class A Common Stock, 166,979 of which are held by Hollinger and 615,944 of which are held by Canada Co; and

            (ii) 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock, 2,000,000 of which are held by Hollinger and 12,990,000 of which are held by Canada Co.

      Pursuant to Rule 13d-3 under the Exchange Act, Hollinger (by virtue of its relationship with Canada Co) may be deemed to share beneficial ownership of the shares of Class A Common Stock and the shares of Class B Common Stock owned by Canada Co.

(b) The responses set forth (i) on rows 7 through 10 of the cover pages of this Statement and (ii) in Item 5(a) above are incorporated herein by reference.

(c)   None.

(d) The responses set forth in Item 6 relating to the Indentures, the Security Agreement, the Security Agreement Amendment and the Second Priority Notes Security Agreement (each such term defined below) are incorporated herein by reference.

(e)   Not applicable.

Directors and Executive Officers of the Reporting Persons
---------------------------------------------------------

      To the knowledge of the Reporting Persons, the following directors and executive officers of the Reporting Persons beneficially own shares of Class A Common Stock as follows:

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NAME                                     NUMBER OF SHARES OF CLASS A COMMON
                                         STOCK BENEFICIALLY OWNED
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Stanley M. Beck, Q.C.                                                 3,525.67
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
                                                                    Page 7 of 10



ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit
        No.   Description
      ------- ------------------------------------------------------------------

        1. Joint Filing Agreement, dated as of February 13, 2007, between Hollinger Inc. and 4322525 Canada Inc. (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on February 14, 2007).

        2. Share Exchange Agreement, dated as of July 19, 1995, between Hollinger Inc. and American Publishing Company (incorporated by reference to the definitive proxy statement of Sun-Times Media Group, Inc., dated September 28, 1995).

        3. UniMedia Class A Stock Purchase Agreement, dated as of April 18, 1997, among Hollinger Inc., UniMedia Holding Company and Hollinger International Inc. (incorporated by reference to Exhibit 14 of Amendment No. 5 to the Schedule 13D filed by Hollinger Inc., The Ravelston Corporation Limited and Conrad M. Black on August 11,
              1997).

        4. UniMedia Class B Stock Purchase Agreement, dated as of April 18, 1997, among Hollinger Inc., UniMedia Holding Company and Hollinger International Inc. (incorporated by reference to Exhibit 15 of Amendment No. 5 to the Schedule 13D filed by Hollinger Inc., The Ravelston Corporation Limited and Conrad M. Black on August 11,
              1997).

        5. Amended and Restated First Exchange Agreement, dated as of July 21, 1997, among Hollinger Inc., UniMedia Holding Company and Hollinger International Inc. (incorporated by reference to Exhibit 16 of Amendment No. 5 to the Schedule 13D filed by Hollinger Inc., The Ravelston Corporation Limited and Conrad M. Black on August 11, 1997).

        6. Second Amended and Restated Second Exchange Agreement, dated as of July 21, 1997, among Hollinger Inc., UniMedia Holding Company and Hollinger International Inc. (incorporated by reference to Exhibit 17 of Amendment No. 5 to the Schedule 13D filed by Hollinger Inc., The Ravelston Corporation Limited and Conrad M. Black on August 11, 1997).

        7. Security Agreement, dated as of March 10, 2003, among Hollinger Inc., Ravelston Management Inc., 504468 N.B. Inc. and Wachovia Trust Company, National Association (incorporated by reference to
              Exhibit 99.33 of Amendment No. 15 to the Schedule 13D filed by Hollinger Inc., The Ravelston Corporation Limited and Conrad M. Black, The Lord Black of Crossharbour, P.C. (Can), O.C., K.C.S.G, on January 20, 2004).

      Exhibit
        No.   Description
      ------- ------------------------------------------------------------------

        8. First Amendment to Security Agreement, dated as of September 30, 2004, among Hollinger Inc., Ravelston Management Inc., 504468 N.B. Inc. and Wachovia Trust Company, National Association (incorporated by reference to Exhibit 8 of the Schedule 13D filed by the Reporting Persons on February 14, 2007).

        9. Second Priority Notes Security Agreement, dated as of September 30, 2004, among Hollinger Inc., Ravelston Management Inc., 504468 N.B. Inc. and HSBC Bank USA, National Association (incorporated by reference to Exhibit 9 of the Schedule 13D filed by the Reporting Persons on February 14, 2007).

        10. Consent of Defendant Hollinger International Inc., dated January 16, 2004 (incorporated by reference to Exhibit 99.3 of the Current Report On Form 8-K filed by Hollinger International Inc. on January 16, 2004).

        11. Partial Final Judgment and Order of Permanent Injunction and Other Equitable Relief, dated January 16, 2004 (incorporated by reference to Exhibit 99.4 of the Current Report On Form 8-K filed by Hollinger International Inc. on January 16, 2004).

        12. Power of Attorney, dated as of February 13, 2007, between Hollinger Inc. and G. Wesley Voorheis (incorporated by reference to Exhibit 12 of the Schedule 13D filed by the Reporting Persons on February 14, 2007).

        13. Power of Attorney, dated as of February 13, 2007, between 4322525 Canada Inc. and G. Wesley Voorheis (incorporated by reference to
              Exhibit 13 of the Schedule 13D filed by the Reporting Persons on February 14, 2007).

        14. Letter, dated June 11, 2007, from Hollinger to the Issuer (filed herewith).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2007

                                    HOLLINGER INC.


                                By:   /s/  G. Wesley Voorheis
                                    ------------------------------------
                                    Name:   G. Wesley Voorheis
                                    Title:  Authorized Representative

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2007

                                    4322525 CANADA INC.


                                By:   /s/  G. Wesley Voorheis
                                    ------------------------------------
                                    Name:   G. Wesley Voorheis
                                    Title:  Authorized Representative

                                   SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation or employment (including the name and principal business of any corporation or other organization in which such employment is conducted) and (v) principal business address of each of the directors and executive officers of Hollinger are listed below:

DIRECTORS

(i)    Stanley M. Beck, Q.C.

(ii)   Director

(iii)  Canada

(iv)   President, Granville Arbitrations Limited

(v)    Suite 500, 70 Bond Street, Toronto, Ontario, Canada M5B 1X3



(i)    David A. Rattee

(ii)   Director

(iii)  Canada

(iv)   Chairman, President and Chief Executive Officer, CIGL Holdings Ltd.

(v)    Suite 1000, 33 Yonge Street, Toronto, Ontario, Canada M5E 159



(i)    David W. Drinkwater

(ii)   Director

(iii)  Canada

(iv)   Chief Financial Officer (on an interim basis), Nortel Networks
       Corporation

(v)    195 The West Mall, Toronto, Ontario, Canada M9C 5K1

(i)    Patrick W. E. Hodgson

(ii)   Director

(iii)  Canada

(iv)   President, Cinnamon Investments Ltd.

(v)    60 Bedford Road, 2nd Floor, Toronto, Ontario, Canada M5R 2K2



(i)    G. Wesley Voorheis

(ii)   Director

(iii)  Canada

(iv)   Managing Director, VC & Co. Incorporated

(v)    Suite 908, 120 Adelaide Street West, Toronto, Ontario, Canada M5H 1T1

EXECUTIVE OFFICERS

(i)    G. Wesley Voorheis

(ii)   Director, Acting CEO

(iii)  Canada

(iv)   Managing Director, VC & Co. Incorporated

(v)    Suite 908, 120 Adelaide Street West, Toronto, Ontario, Canada M5H 1T1



(i)    William Aziz

(ii)   Chief Financial Officer

(iii)  Canada

(iv)   Chief Financial Officer, Hollinger Inc.

(v)    120 Adelaide Street West, Suite 512, Toronto, Ontario, Canada M5H 1T1

The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation or employment (including the name and principal business of any corporation or other organization in which such employment is conducted) and (v) principal business address of each of the directors and executive officers of Canada Co are listed below:

DIRECTORS

(i)    G. Wesley Voorheis

(ii)   Director, Chairman

(iii)  Canada

(iv)   Managing Director, VC & Co. Incorporated

(v)    Suite 908, 120 Adelaide Street West, Toronto, Ontario, Canada M5H 1T1



(i)    Stanley M. Beck, Q.C.

(ii)   Director

(iii)  Canada

(iv)   President, Granville Arbitrations Limited

(v)    Suite 500, 70 Bond Street, Toronto, Ontario, Canada M5B 1X3



(i)    David A. Rattee

(ii)   Director

(iii)  Canada

(iv)   Chairman, President and Chief Executive Officer, CIGL Holdings Ltd.

(v)    Suite 1000, 33 Yonge Street, Toronto, Ontario, Canada M5E 159